SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
SMART Modular Technologies (WWH), Inc.

(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value

(Title of Class of Securities)
G82245 10 4

(CUSIP Number)
December 31, 2009

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G82245 10 4	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WestRiver Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Washington U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0

12	TYPE OF REPORTING PERSON

	OO

Item 1(a). Name of Issuer:
     SMART Modular Technologies (WWH), Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     39870 Eureka Dr., Newark, CA 94560
Item 2(a). Name of Person Filing:
     WestRiver Capital, L.L.C., a Washington limited liability company (“WestRiver”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of WestRiver is:
3720 Carillon Point
Kirkland, WA 98033
Item 2(c). Citizenship:
The place of organization of WestRiver is:
State of Washington, USA
Item 2(d). Title of Class of Securities:
     Ordinary Shares, par value $0.00016667
Item 2(e). CUSIP Number:
     G82245 10 4
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership. (1)
     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     n/a
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     n/a
Item 8. Identification and Classification of Members of the Group.
     n/a
Item 9. Notice of Dissolution of Group.
     n/a
Item 10. Certifications.
     (a) n/a
     (b) n/a
     (c) n/a

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010

(Date)

WESTRIVER CAPITAL, L.L.C.

By:	WestRiver Management, LLC
Its:	Managing Member

By:	/s/ ERIK J. ANDERSON

(Signature)

Erik J. Anderson, Managing Member

(Name/Title)